Filed Pursuant to Rule 433

Registration No. 333-177048

January 23, 2012

ONEOK, INC.

PRICING TERM SHEET

$700,000,000

4.25% Notes due 2022

Issuer:	ONEOK, Inc.
Security Type:	Senior Unsecured Notes
Pricing Date:	January 23, 2012
Settlement Date:	January 26, 2012
Maturity Date:	February 1, 2022
Principal Amount:	$700,000,000
Benchmark:	2.00% due November 15, 2021
Benchmark Yield:	2.056%
Re-offer Spread to Benchmark:	+ 220 bps
Yield to Maturity:	4.256%
Coupon:	4.25%
Public Offering Price:	99.951%
Redemption Provisions:
Make-Whole Call:	T + 35 bps (prior to November 1, 2021)
Par Call:	On or after November 1, 2021 (three months prior to maturity)
Interest Payment Dates:	February 1 and August 1, beginning August 1, 2012
CUSIP / ISIN:	682680AQ6 / US682680AQ69
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC RBS Securities Inc. UBS Securities LLC U.S. Bancorp Investments, Inc.
Junior Co-Managers:	BOSC, Inc. RBC Capital Markets, LLC

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.

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